l:\secfiles\10_k\8042s.doc 30
      1                                                         EXHIBIT 99(b)
                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
               RESPONSIBILITIES FOR CONSOLIDATED FINANCIAL STATEMENTS


The following consolidated financial statements of GM Hughes Electronics Corporation and subsidiaries were prepared by management which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on judgments of management. Financial information elsewhere in this Exhibit 99(b), except for supplemental data in management's discussion and analysis, is consistent with that in the financial statements.

    Management is further responsible for maintaining a system of internal accounting controls, designed to provide reasonable assurance that the books and records reflect the transactions of the companies and that its established policies and procedures are carefully followed. Perhaps the most important feature in the system of control is that it is continually reviewed for its effectiveness and is augmented by written policies and guidelines, the careful selection and training of qualified personnel, and a strong program of internal audit.

    Deloitte & Touche, an independent auditing firm, is engaged to audit the consolidated financial statements of GM Hughes Electronics Corporation and its subsidiaries and issue reports thereon. The audit is conducted in accordance with generally accepted auditing standards which comprehend a review of internal accounting controls and a test of transactions. The Independent Auditors' Report appears on the next page.

    The Board of Directors, through its Audit Committee, is responsible for
(1) assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements, and (2) engaging the independent auditors. The Committee reviews the scope of the audits and the accounting principles being applied in financial reporting. The independent auditors, representatives of management, and the internal auditors meet regularly (separately and jointly) with the Committee to review the activities of each, to ensure that each is properly discharging its responsibilities, and to assess the effectiveness of the system of internal accounting controls. It is management's conclusion that the system of internal accounting controls at December 31, 1993 provides reasonable assurance that the books and records reflect the transactions of the companies and that its established policies and procedures are complied with. To ensure complete independence, Deloitte & Touche has full and free access to meet with the Committee, without management representatives present, to discuss the results of the audit, the adequacy of internal accounting controls, and the quality of the financial reporting.





s/C. Michael Armstrong                     s/Charles H. Noski
C. Michael Armstrong                       Charles H. Noski
Chairman of the Board and                  Senior Vice President and
  Chief Executive Officer                    Chief Financial Officer

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                            INDEPENDENT AUDITORS' REPORT


To the Stockholder and Board of Directors of GM Hughes Electronics Corporation:


We have audited the Consolidated Balance Sheet of GM Hughes Electronics Corporation and subsidiaries as of December 31, 1993 and 1992 and the related Statements of Consolidated Operations and Available Separate Consolidated Net Income (Loss) and Consolidated Cash Flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of GM Hughes Electronics Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of GM Hughes Electronics Corporation and subsidiaries at December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

    As discussed in Notes 5 and 1 to the financial statements, effective January 1, 1992 GM Hughes Electronics Corporation changed its method of accounting for postretirement benefits other than pensions and its revenue recognition policy for certain commercial businesses. Also as discussed in
Note 1, effective January 1, 1991 GM Hughes Electronics Corporation changed its methods of accounting for general purpose spare parts and income taxes.



s/DELOITTE & TOUCHE
DELOITTE & TOUCHE

Los Angeles, California
February 9, 1994

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                      STATEMENT OF CONSOLIDATED OPERATIONS AND
                  AVAILABLE SEPARATE CONSOLIDATED NET INCOME (LOSS)

                                                   Years Ended December 31,
                                                ------------------------------
(Dollars in Millions Except Per Share Amounts)    1993       1992       1991
                                                --------   --------   --------
Revenues
Net sales
  Outside customers                             $9,062.8   $8,267.6   $7,906.9
  General Motors and affiliates (Note 2)         4,387.4    3,901.4    3,573.6
Other income - net                                  67.3      128.1       60.1
                                                --------   --------   --------
Total Revenues                                  13,517.5   12,297.1   11,540.6
                                                --------   --------   --------
Costs and Expenses
Cost of sales and other operating charges,
  exclusive of items listed below (Note 2)      10,557.5    9,602.9    9,210.1
Selling, general, and administrative expenses      929.1    1,036.2      969.1
Depreciation and amortization                      503.5      487.1      501.1
Amortization of GM purchase accounting
  adjustments related to Hughes (Note 1)           123.8      123.8      123.9
Interest expense - net                              33.2       60.6       65.1
Special provision for restructuring (Note 12)          -    1,237.0          -
                                                --------   --------   --------
Total Costs and Expenses                        12,147.1   12,547.6   10,869.3
                                                --------   --------   --------
Income (Loss) before Income Taxes                1,370.4     (250.5)     671.3
United States, foreign, and other
  income taxes (credit) (Note 6)                   572.6      (77.2)     290.2
                                                --------   --------   --------
Income (Loss) before cumulative effect of
  accounting changes                               797.8     (173.3)    381.1
Cumulative effect of accounting
  changes (Notes 1 and 5)                              -     (872.1)     54.4
                                                --------   --------   --------
Net Income (Loss)                                  797.8   (1,045.4)     435.5
Adjustments to exclude the effect of GM
  purchase accounting adjustments related
  to Hughes (Note 7)                               123.8      123.8      123.9
                                                --------   --------   --------
Earnings (Loss) Used for Computation of Available
  Separate Consolidated Net Income (Loss)         $921.6    ($921.6)    $559.4
                                                ========   ========   ========

Available Separate Consolidated Net Income
  (Loss) (Note 7)
    Average number of shares of General Motors
      Class H Common Stock outstanding
      (in millions) (Numerator)                     88.6       75.3       73.7
    Class H dividend base (in millions)
      (Denominator)                                399.9      399.9      399.9
    Available Separate Consolidated Net
      Income (Loss)                               $204.5    ($142.3)    $104.6
                                                   =====      =====      =====

Earnings (Loss) Attributable to General
  Motors Class H Common Stock on a Per
  Share Basis (Note 7)
    Before cumulative effect of
      accounting changes                           $2.30     ($0.11)     $1.26
    Cumulative effect of accounting changes
      (Notes 1 and 5)                                  -      (2.18)      0.13
                                                    ----       ----       ----
    Net earnings (loss) attributable to
      General Motors Class H Common Stock          $2.30     ($2.29)     $1.39
                                                    ====       ====       ====

Certain amounts for 1992 and 1991 have been reclassified to conform with 1993 classifications.
Reference should be made to the Notes to Consolidated Financial Statements.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEET

(Dollars in Millions                                       December 31,
                                                      -----------------------
Except Per Share Amount)            ASSETS               1993          1992
                                                      ---------     ---------

Current Assets
Cash and cash equivalents (Note 1)                     $1,008.7        $702.7
Accounts and notes receivable
  Trade receivables (less allowances)                     736.7         795.3
  General Motors and affiliates (Note 2)                  404.1         207.6
Contracts in process, less advances and progress
  payments of $2,739.2 and $4,026.4                     2,376.8       2,456.4
Inventories (less allowances) (Note 1)                  1,060.4       1,199.6
Prepaid expenses, including deferred income taxes
  of $36.7 and $87.2                                      127.6         185.2
                                                       --------      --------
Total Current Assets                                    5,714.3       5,546.8
Property-Net (Notes 8 and 9)                            2,634.4       2,866.9
Telecommunications and Other Equipment, net of
  accumulated depreciation of $150.2 and $111.9           767.6         582.7
Intangible Assets, net of amortization of $1,144.6
  and $1,032.5 (Note 1)                                 3,374.4       3,620.8
Investments and Other Assets, including deferred
  income taxes of $203.7 and $331.1- principally
  at cost (less allowances)                             1,626.4       1,592.0
                                                       --------      --------
Total Assets                                          $14,117.1     $14,209.2
                                                       ========      ========

                        LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
Accounts payable
  Outside                                                $717.1        $718.0
  General Motors and affiliates (Note 2)                  117.5          89.6
Advances on contracts                                     660.6         585.7
Notes and loans payable (Note 9)                           77.8         267.2
United States, foreign, and other income
  taxes payable, including deferred taxes of
  $7.7 in 1992 (Note 6)                                   102.1          79.7
Accrued liabilities (Note 10)                           1,874.0       2,114.2
                                                       --------      --------
Total Current Liabilities                               3,549.1       3,854.4
                                                       --------      --------
Long-Term Debt and Capitalized Leases (Note 9)            416.8         711.0
                                                       --------      --------
Postretirement Benefits Other Than Pensions (Note 5)    1,446.3       1,352.3
                                                       --------      --------
Other Liabilities, Deferred Income Taxes,
    and Deferred Credits                                1,376.8       1,476.5
                                                       --------      --------
Stockholder's Equity (Note 11)
  Capital stock (outstanding, 1,000 shares,
    $0.10 par value) and additional paid-in
    capital                                             6,323.1       6,314.7
  Net income retained for use in the business           1,138.2         628.4
                                                       --------      --------
    Subtotal                                            7,461.3       6,943.1
  Minimum pension liability adjustment                   (120.4)       (104.3)
  Accumulated foreign currency translation
    adjustments                                           (12.8)        (23.8)
                                                       --------      --------
  Total Stockholder's Equity                            7,328.1       6,815.0
                                                       --------      --------
Total Liabilities and Stockholder's Equity            $14,117.1     $14,209.2
                                                       ========      ========

Certain amounts for 1992 have been reclassified to conform with 1993 classifications.
Reference should be made to the Notes to Consolidated Financial Statements.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                        STATEMENT OF CONSOLIDATED CASH FLOWS

                                                  Years Ended December 31,
                                               ------------------------------
(Dollars in Millions)                            1993       1992       1991
                                               --------   --------   --------
Cash Flows from Operating Activities
Income (Loss) before cumulative effect of
  accounting changes                             $797.8    ($173.3)    $381.1
Adjustments to reconcile income (loss) before
  cumulative effect of accounting changes to
  net cash provided by operating activities
    Depreciation and amortization                 503.5      487.1      501.1
    Amortization of GM purchase accounting
      adjustments related to Hughes               123.8     123.8       123.9
    Special provision for restructuring              -    1,237.0           -
    Pension credit, including cash
      contributions                               (25.6)    (137.7)     (69.6)
    Net (gain) loss on sale of property            36.1      (18.0)      17.2
    Net gain on sale of investments and
      businesses                                  (50.3)         -          -
    Provision for postretirement benefits
      other than pensions, net
      of cash payments                             91.0       78.7          -
    Change in deferred income taxes and other*    207.1     (350.2)      82.7
    Change in other operating assets and
      liabilities
        Accounts receivable                      (153.7)     161.9      (90.0)
        Contracts in process*                      70.9       46.6       65.7
        Inventories*                              104.6       26.8     (142.9)
        Prepaid expenses                            3.4      (10.0)       9.7
        Accounts payable                           81.5       63.2       83.0
        Income taxes*                              30.1      (54.5)     (65.1)
        Accrued and other liabilities*           (143.5)     (49.2)     (34.7)
        Other*                                   (183.2)    (232.8)     (12.8)
                                                -------    -------      -----
Net Cash Provided by Operating Activities       1,493.5    1,199.4      849.3
                                                -------    -------      -----
Cash Flows from Investing Activities
  Investment in companies, net of cash
    acquired                                     (149.3)     (69.9)     (54.0)
  Expenditures for property and special tools    (448.9)    (456.9)    (593.0)
  Increase in telecommunications and
    other equipment                              (230.3)     (71.6)     (87.1)
  Proceeds from disposal of property              115.0      108.4        8.0
  Proceeds from sale of investments and
    businesses                                    281.6          -          -
  Proceeds from sale and leaseback of
    satellite transponders                           -       314.8      204.7
  Decrease (increase) in notes receivable           7.6      (45.2)     (13.1)
                                                -------      -----      -----
Net Cash Used in Investing Activities            (424.3)    (220.4)    (534.5)
                                                -------      -----      -----
Cash Flows from Financing Activities
  Net decrease in notes and
    loans payable                                (189.4)    (525.8)      (7.8)
  Increase in long-term debt                       84.0      236.0        6.5
  Decrease in long-term debt                     (369.8)     (46.8)    (130.1)
  Cash dividends paid to General Motors          (288.0)    (288.0)    (288.0)
                                                -------      -----      -----
Net Cash Used in Financing Activities            (763.2)    (624.6)    (419.4)
                                                -------      -----      -----
Net increase (decrease) in cash and
  cash equivalents                                306.0      354.4     (104.6)
Cash and cash equivalents at beginning
  of the year                                     702.7      348.3      452.9
                                                -------      -----      -----
Cash and cash equivalents at end of the year   $1,008.7     $702.7     $348.3
                                                =======      =====      =====
Certain amounts for 1992 and 1991 have been reclassified to conform with 1993 classifications.
*1992 and 1991 amounts exclude the effects of accounting changes.
Reference should be made to the Notes to Consolidated Financial Statements.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Consolidation

The consolidated financial statements include the accounts of GM Hughes Electronics Corporation (GMHE) and domestic and foreign subsidiaries that are more than 50% owned, principally Hughes Aircraft Company (Hughes) and Delco Electronics Corporation (Delco Electronics). Investments in associated companies in which at least 20% of the voting securities is owned are accounted for under the equity method of accounting.

    Effective December 31, 1985, General Motors Corporation (General Motors or
GM) acquired Hughes and its subsidiaries for $2.7 billion in cash and cash equivalents and 100 million shares of GM Class H common stock having an estimated value of $2,561.9 million and which carried certain guarantees.

    On February 28, 1989, GM and the Howard Hughes Medical Institute (Institute) reached an agreement to terminate GM's then-existing guarantee obligations with respect to the Institute's holding of GM Class H common stock. Under terms of the agreement as amended, the Institute received put options exercisable under most circumstances at $30 per share on March 1, 1991, 1992, 1993, and 1995 for 20 million, 10 million, 10.5 million, and 15 million shares, respectively. The Institute exercised these put options at $30 per share on March 1, 1991, March 2, 1992, and March 1, 1993. GM has the option to call the Institute's remaining 15 million shares until February 28, 1995, at a call price of $37.50 per share.

    The acquisition of Hughes was accounted for as a purchase. The purchase price exceeded the net book value of Hughes by $4,244.7 million, which was assigned as follows: $500.0 million to patents and related technology, $125.0 million to the future economic benefits to GM of the Hughes Long-Term Incentive Plan (LTIP), and $3,619.7 million to other intangible assets, including goodwill. The amounts assigned to patents and related technology are being amortized on a straight-line basis over 15 years and other intangible assets over 40 years. The amount assigned to the future economic benefits of the Hughes LTIP was fully amortized in 1990.

    For the purpose of determining earnings per share and amounts available for dividends on the common stocks of General Motors, the amortization of these intangible assets is charged against earnings attributable to GM $1-2/3 par value common stock.

    The earnings of GMHE and its subsidiaries since the acquisition of Hughes form the base from which any dividends on the GM Class H common stock are declared. These earnings include income earned from sales to GM and its affiliates, but exclude purchase accounting adjustments (see Notes 2 and 7).

Revenue Recognition

Outside sales are attributable principally to long-term contracts primarily recorded using the percentage-of-completion (cost-to-cost) method of accounting. Under this method, sales are recorded equivalent to costs incurred plus a portion of the profit expected to be realized, determined based on the ratio of costs incurred to estimated total costs at completion.

    Profits expected to be realized on contracts are based on estimates of total sales value and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to profits resulting from such revisions are recorded in the accounting period in which the revisions are made. Estimated losses on contracts are recorded in the period in which they are identified.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES



    Certain contracts contain cost or performance incentives which provide for increases in profits for surpassing stated objectives and decreases in profits for failure to achieve such objectives. Amounts associated with incentives are included in estimates of total sales values when there is sufficient information to relate actual performance to the objectives.

    Effective January 1, 1992, Hughes changed its revenue recognition policy for certain commercial long-term contracts from the percentage-of-completion (cost-to-cost) method to the units-of-delivery method. GMHE believes this method more appropriately aligns the accounting methods of Hughes' commercial businesses with other commercial enterprises. The unfavorable effect of this change was $40.0 million after-tax ($0.10 per share of GM Class H common stock).

    Sales under United States Government contracts were 44.2%, 46.1%, and 49.7% of total sales in 1993, 1992, and 1991, respectively.

Cash Flows

For purposes of preparing the statement of consolidated cash flows, all highly liquid investments purchased with original maturities of 90 days or less are considered to be cash equivalents.

    Net cash provided by operating activities reflects cash payments for interest and income taxes as follows:

(Dollars in Millions)                             1993     1992     1991
                                                 ------   ------   ------
  Interest                                        $72.5    $75.2    $80.5
                                                  -----    -----    -----
  Income taxes                                   $245.0   $333.0   $283.5
                                                  -----    -----    -----

    With respect to material noncash transactions, as described more fully in
Note 13, in 1992 GMHE purchased 21,508,563 shares of GM Class H common stock in exchange for $425.0 million of notes payable to GM and cash of $25.0 million in connection with the acquisition of General Dynamics' missile business.

Accounts Receivable and Contracts in Process

Trade receivables are principally related to long-term contracts and programs. Amounts billed under retainage provisions of contracts are not significant, and substantially all amounts are collectible within one year.

    Contracts in process are stated at costs incurred plus estimated profit, less amounts billed to customers and advances and progress payments applied. Engineering, tooling, manufacturing, and applicable overhead costs, including administrative, research and development, and selling expenses, are charged to costs and expenses when incurred. Contracts in process include amounts relating to contracts with long production cycles, and $267.4 million of the 1993 amount is expected to be billed after one year. Contracts in process in 1993 also include approximately $92.9 million relating to claims, requests for equitable adjustments, and amounts withheld pending negotiation or settlement with customers. Under certain contracts with the United States Government, progress payments are received based on costs incurred on the respective contracts. Title to the inventories related to such contracts (included in contracts in process) vests with the United States Government.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES


Inventories

Inventories are stated at the lower of cost or market principally using the first-in, first-out (FIFO) or average cost methods.

Major Classes of Inventories
(Dollars in Millions)                                   1993      1992
                                                      --------  --------

Productive material, work in process, and supplies      $957.1  $1,145.2
Finished product                                         103.3      54.4
                                                       -------   -------
    Total                                             $1,060.4  $1,199.6
                                                       =======   =======

    Effective January 1, 1991, accounting procedures at Delco Electronics were changed to include in inventory general purpose spare parts previously charged directly to expense. The effect of this change on 1991 earnings was a favorable adjustment of $17.0 million, or $0.04 per share of GM Class H common stock.

Property and Depreciation

Property is carried at cost. Depreciation of property is provided based on estimated useful lives (three to 45 years) generally using accelerated methods.

Telecommunications and Other Equipment

Telecommunications and other equipment includes all satellite transponders and other equipment subject to operating leases or service agreements. Such equipment is carried at GMHE's direct and indirect manufacturing cost and is amortized over the estimated useful lives (seven to 23 years) using the straight-line method. The net book value of equipment subject to operating leases was $523.8 million and $531.6 million at December 31, 1993 and 1992, respectively.

Income Taxes

Effective January 1, 1991, GMHE adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. The favorable cumulative effect at January 1, 1991 was $37.4 million, or $0.09 per share of GM Class H common stock.

    Deferred income tax (benefits) liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts recognized for tax purposes. Provision has been made for U.S. Federal income taxes to be paid on that portion of the undistributed earnings of foreign subsidiaries that have not been deemed permanently reinvested.

    GMHE and its domestic subsidiaries join with General Motors in filing a consolidated United States Federal income tax return. The portion of the consolidated income tax liability recorded by GMHE and its subsidiaries included in the consolidated return generally is equivalent to the liability they would have incurred on a separate return basis.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES


Research and Development

Expenditures for research and development are charged to costs and expenses as incurred and amounted to $612.1 million in 1993, $680.5 million in 1992, and $634.9 million in 1991.

Foreign Currency Translation

Exchange and translation net gains included in consolidated operating results amounted to $2.4 million in 1993, $11.7 million in 1992, and $0.7 million in 1991.

    Foreign exchange forward contracts are legal agreements between two parties to purchase and sell a foreign currency for a price specified at the contract date, with delivery and settlement in the future. GMHE uses such contracts to hedge risk of changes in foreign currency exchange rates associated with certain assets and obligations denominated in foreign currency. Gains and losses on contracts designated as economic hedges of specific assets and obligations, denominated in a foreign currency, are deferred and recognized in the period the transaction is completed. At December 31, 1993 and 1992, GMHE held contracts designated as hedges with notional amounts of approximately $111 million and $357 million, respectively.

Financial Instruments

In accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments, Note 9 provides certain fair value estimates and information. The estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies. Certain financial instruments included in other balance sheet accounts have carrying values which approximate fair value.

New Accounting Standard

In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, Employers' Accounting for Postemployment Benefits, which GMHE will adopt effective January 1, 1994. The Standard requires accrual of the costs of benefits provided to former or inactive employees after employment, but before retirement. Management expects the adoption of this Standard in 1994 to result in an unfavorable cumulative effect adjustment which is not expected to have a material impact on the consolidated financial statements.

NOTE 2:  RELATED-PARTY TRANSACTIONS

Sales, Purchases, and Administrative Expenses

The amounts due from and to GM and affiliates result from sales of products to and purchases of materials and services from units controlled by GM.
Purchases from GM and affiliates, including computer systems services provided by Electronic Data Systems Corporation and common administrative expenses allocated by GM, amounted to approximately $285.9 million, $447.0 million, and $372.6 million in 1993, 1992, and 1991, respectively.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES



Incentive Plans

Certain eligible employees of GMHE participate in various incentive plans of GM and its subsidiaries.

Other

Delco Electronics employees participate in GM's pension and other postretirement benefit programs.

NOTE 3:  INCENTIVE PLANS

Under the GMHE Incentive Plan (the Plan) as approved by the GM Board of Directors in 1987 and 1992, shares, rights, or options to acquire up to 20 million shares of GM Class H common stock may be granted through May 31, 1995.

    The GM Incentive and Compensation Committee may grant options and other rights to acquire shares of GM Class H common stock under the provisions of the Plan. The option price is equal to 100% of the fair market value of GM Class H common stock on the date the options were granted. These nonqualified options generally expire 10 years from the dates of grant and are subject to earlier termination under certain conditions.

    Changes in the status of outstanding options were as follows:


      GM Class H common stock              Option Prices  Shares Under Option
      -----------------------------------------------------------------------
      Outstanding at January 1, 1991       $19.75-$30.25      3,592,099
      Granted                               17.07-18.94       1,520,120
      Terminated                            17.07-30.25         (51,010)
      -----------------------------------------------------------------------
      Outstanding at December 31, 1991      17.07-30.25       5,061,209
      Granted                               23.63-25.38       1,927,860
      Exercised                             17.07-24.35        (136,764)
      Terminated                            17.07-30.25        (335,550)
      -----------------------------------------------------------------------
      Outstanding at December 31, 1992      17.07-30.25       6,516,755
      Granted                               28.00-28.56       2,027,260
      Exercised                             17.07-30.25      (1,960,162)
      Terminated                            17.07-30.25        (217,845)
      -----------------------------------------------------------------------
      Outstanding at December 31, 1993     $17.07-$30.25      6,366,008
      -----------------------------------------------------------------------


    Options for 3,505,578 shares of GM Class H common stock were exercisable at December 31, 1993, and the maximum number of shares for which additional options and other rights may be granted under the Plan was 7,443,559 shares.

    Hughes also maintains an annual incentive plan for certain key employees, under which awards are based on operating results and individual performance. Approximately $43.6 million, $47.7 million, and $44.2 million in compensation cost was recognized under this plan in 1993, 1992, and 1991, respectively.

    Certain key officers and employees of GMHE participate in various incentive plans of GM.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

NOTE 4:  PENSION PROGRAM

GMHE does not administer or maintain any pension plans; however, as discussed below, Delco Electronics employees are covered by General Motors-administered pension plans and Hughes employees are covered by Hughes-administered pension plans. GMHE's total pension credit for employees covered by these plans amounted to $8.1 million in 1993, $54.0 million in 1992, and $39.4 million in 1991.

    Substantially all of the employees of Delco Electronics participate in the defined benefit pension plans of General Motors. Plans covering represented employees generally provide benefits of negotiated stated amounts for each year of service as well as significant supplemental benefits for employees who retire with 30 years of service before normal retirement age. The benefits provided by the plans covering salaried employees are generally based on years of service and the employee's salary history. Certain nonqualified pension plans covering executives are based on targeted wage replacement percentages and are unfunded. The accumulated plan benefit obligation and plan net assets for the employees of Delco Electronics are not determinable separately; however, GM charged Delco Electronics $69.8 million, $30.6 million, and $26.6 million for benefits provided to these employees in 1993, 1992, and 1991, respectively.

    Hughes maintains contributory and non-contributory defined benefit retirement plans covering substantially all of its employees. Benefits are based on years of service and compensation earned during a specified period of time before retirement. Hughes also has an unfunded, nonqualified pension plan covering certain executives. The net pension credit of Hughes included the components shown below.

(Dollars in Millions)                           1993       1992       1991
                                               ------     ------     ------

Benefits earned during the year                $121.1      $99.9     $100.2
Interest accrued on benefits earned
  in prior years                                369.1      357.9      338.6
Actual return on assets                        (953.7)    (647.5)    (731.8)
Net amortization and deferral                   385.6      105.1      227.0)
                                                -----      -----      -----
    Net retirement plan credit                 ($77.9)    ($84.6)    ($66.0)
                                                =====      =====      =====

    Costs are actuarially determined using the projected unit credit method and are funded in accordance with United States Government cost accounting standards to the extent such costs are tax-deductible. SFAS No. 87, Employers' Accounting for Pensions, requires the recognition of an additional liability to increase the amounts recorded up to the unfunded accumulated benefit obligation. The adjustment required to recognize the minimum liability required by SFAS No. 87 is recorded as an intangible asset to the extent of unrecognized prior service cost and the remainder, net of applicable deferred income taxes, is recorded as a reduction of Stockholder's Equity. At December 31, 1993 and 1992, the additional minimum liability recorded was $208.1 million and $182.2 million, respectively, of which $120.4 million and $104.3 million, respectively, was recorded as a reduction of Stockholder's Equity.

    Plan assets are invested primarily in listed common stock, cash and short-term investment funds, United States Government securities, and other investments.

    The weighted average discount rates used in determining the actuarial present values of the projected benefit obligation shown in the table on the next page were 7.5% and 8.9% at December 31, 1993 and 1992, respectively. The rate of increase in future compensation levels was 5.0% in 1993 and 1992. The expected long-term rate of return on assets used in determining pension cost was 10.5% for 1993 and 11.0% for 1992.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES


    The following table sets forth the funded status of the Hughes plans and the amounts included in the Consolidated Balance Sheet at December 31, 1993 and 1992.

                                              1993                1992
                                       ------------------  ------------------
                                        Assets    Accum.    Assets    Accum.
                                        Exceed   Benefits   Exceed   Benefits
                                        Accum.    Exceed    Accum.    Exceed
(Dollars in Millions)                  Benefits   Assets   Benefits   Assets
                                       --------  --------  --------  --------
Actuarial present value of benefits
  based on service to date and
  present pay levels
    Vested                             $3,936.3   $246.4   $3,492.3   $219.7
    Nonvested                             313.6      3.9      240.3      1.8
                                        -------    -----    -------    -----
Accumulated benefit obligation          4,249.9    250.3    3,732.6    221.5
Additional amounts related to
  projected pay increases                 431.5      8.5      365.4      6.2
                                        -------    -----    -------    -----
Total projected benefit obligation
  based on service to date              4,681.4    258.8    4,098.0    227.7
Plan assets at fair value               6,001.4        -    5,365.7        -
                                        -------    -----    -------    -----
Plan assets in excess of (less than)
  projected benefit obligation          1,320.0   (258.8)   1,267.7   (227.7)
Unamortized net amount resulting
  from changes in plan experience
  and actuarial assumptions              (135.8)   209.2     (128.0)   180.0
Unamortized net asset at date of
  adoption                               (280.0)       -     (347.5)       -
Unamortized net amount resulting from
  changes in plan provisions                4.5      7.4        5.2      8.3
Adjustment for unfunded pension
  liabilities                                 -   (208.1)         -   (182.2)
                                        -------    -----    -------    -----
  Net prepaid pension cost (accrued
    liability)                           $908.7  ($250.3)    $797.4  ($221.6)
                                        =======    =====    =======    =====

NOTE 5:  OTHER POSTRETIREMENT BENEFITS

Effective January 1, 1992, GMHE adopted SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This Statement requires that the cost of such benefits be recognized in the financial statements during the period employees provide service to GMHE. GMHE's previous practice was to recognize the cost of such postretirement benefits when incurred (pay-as-you-go). The cumulative effect of this accounting change as of January 1, 1992 was $1,366.6 million, or $832.1 million after-tax ($2.08 per share of GM Class H common stock). The incremental ongoing effect increased costs and expenses by $91.0 million and $78.7 million in 1993 and 1992, respectively.

    GMHE has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations," "liabilities," or "obligations." Notwithstanding the recording of such amounts and the use of these terms, GMHE does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of GMHE (other than pensions) represent legally enforceable liabilities of GMHE.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES


    Substantially all of the employees of Delco Electronics participate in various postretirement medical, dental, vision, and life insurance plans of General Motors. Hughes maintains a program for eligible retirees to participate in health care and life insurance benefits, generally until they reach age 65. Qualified employees who elect to participate in the Hughes' contributory defined benefit pension plans may become eligible for these benefits if they retire from Hughes between the ages of 55 and 65.

    The total non-pension postretirement benefit cost of GMHE and its subsidiaries, excluding the cumulative effect of adopting SFAS No. 106 in 1992, included the components set forth as follows:

(Dollars in Millions)                                   1993        1992
                                                      -------     -------
Benefits earned during the year                        $49.2       $42.9
Interest accrued on benefits earned in
 prior years                                           127.2       116.8
                                                      ------      ------
   Total non-pension postretirement
    benefit cost                                      $176.4      $159.7
                                                      ======      ======

    Retiree benefit payments were $68.2 million in 1991.

    The following table displays the components of GMHE's obligation recognized for postretirement benefit plans included in the Consolidated Balance Sheet at December 31, 1993 and 1992:

                                                          December 31,
                                                     ---------------------
(Dollars in Millions)                                   1993        1992
                                    -                ---------   ---------
Accumulated postretirement benefit
  obligation attributable to
    Current retirees                                   $906.8       $655.7
    Fully eligible active plan
      participants                                      193.1        219.2
    Other active plan participants                      844.9        735.0
                                                     --------     --------
Accumulated postretirement benefit
  obligation                                          1,944.8      1,609.9
Unrecognized net amount resulting
  from changes in plan experience and
  actuarial assumptions                                (392.7)      (149.5)
                                                     --------     --------
Net postretirement benefit obligation                 1,552.1      1,460.4
  Less current portion                                  105.8        108.1
                                                     --------     --------
Net long-term postretirement benefit obligation      $1,446.3     $1,352.3
                                                     ========     ========

    The assumed weighted average discount rates used in determining the actuarial present value of the accumulated postretirement benefit obligation were 6.99% and 8.32% at December 31, 1993 and 1992, respectively. The assumed weighted average rate of increase in future compensation levels related to pay-related life insurance benefits was 5.3% at December 31, 1993 and 1992.

    The assumed weighted average health care cost trend rate was 7.95% in 1993, increasing to 9.98% in 1994 and decreasing linearly each successive year until it reaches 5.5% in 2006, and it remains constant thereafter. A one percentage point increase in each year of this annual trend rate would increase the accumulated postretirement benefit obligation at December 31, 1993 by approximately $201 million, and increase the service and interest cost components of the 1993 postretirement benefit expense by approximately $23 million.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

NOTE 6:  UNITED STATES, FOREIGN, AND OTHER INCOME TAXES - DEFERRED AND PAYABLE

(Dollars in Millions)                             1993     1992     1991
                                                 ------   ------   ------

Taxes currently payable (refundable)
    United States Federal                        $222.0   $319.7   $181.0
    Foreign                                        10.7      4.2     (8.5)
    State and local                                94.3     39.8     25.5
                                                  -----    -----    -----
      Total                                       327.0    363.7    198.0
                                                  -----    -----    -----

Deferred tax (benefits) liabilities - net
  United States Federal                           229.7   (368.0)    74.9
  Foreign                                            -       0.1     (0.2)
  State and local                                  15.9    (73.0)    17.5
                                                  -----    -----    -----
    Total                                         245.6   (440.9)    92.2
                                                  -----    -----    -----
      Total taxes (credit)                       $572.6   ($77.2)* $290.2*
                                                  =====    =====    =====

*Excluding effect of accounting changes.

As discussed in Note 1, GMHE adopted SFAS No. 109 as of January 1, 1991, and the cumulative effect of this change is reported in the 1991 Statement of Consolidated Operations and Available Separate Consolidated Net Income. Deferred income tax (benefits) liabilities for 1993, 1992, and 1991 reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws.

    Income (Loss) before income taxes includes the following components:

(Dollars in Millions)                              1993      1992      1991
                                                --------    ------    ------

U.S. income (loss)                              $1,286.7   ($225.1)   $667.9
Foreign income (loss)                               83.7     (25.4)      3.4
                                                --------    ------    ------
  Total                                         $1,370.4   ($250.5)   $671.3
                                                ========    ======    ======

    The consolidated income tax (credit) was different than the amount computed using the United States statutory income tax rate for the reasons set forth in the following table:

(Dollars in Millions)                              1993      1992      1991
                                                 ------    ------    ------

Expected tax (credit) at U.S.
  statutory income tax rate                      $479.5    ($85.2)   $228.3
Foreign tax rate differential                      (6.9)    (13.1)     11.5
State and local income taxes                       70.1     (19.8)     27.6
Purchase accounting adjustments                    43.3      42.1      42.1
Deferred tax impact of Federal income
  tax rate change                                 (10.0)        -         -
Other                                              (3.4)     (1.2)    (19.3)
                                                 ------     -----    ------
    Consolidated income tax (credit)             $572.6    ($77.2)*  $290.2*
                                                 ======     =====    ======

*Excluding effect of accounting changes.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES



    Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at December 31, 1993 and 1992 are as follows:

                                         1993                  1992
                                  --------------------- ---------------------
                                  Deferred   Deferred   Deferred   Deferred
                                    Tax         Tax       Tax         Tax
(Dollars in Millions)              Assets   Liabilities  Assets   Liabilities
                                  --------  ----------- --------  -----------

Postretirement benefits other
  than pensions                     $663.7          $-    $565.0         $-
Profits on long-term contracts       229.3       437.0     146.2       460.5
Leveraged leases                      99.9           -     112.8        18.4
Employee benefit programs            104.0       353.0      82.6       309.8
Depreciation                             -       403.0       7.3       445.1
Special provision for restructuring  255.0           -     459.4           -
Other                                445.5       287.6     436.0       138.0
                                   -------     -------   -------     -------
  Subtotal                         1,797.4     1,480.6   1,809.3     1,371.8
Valuation allowance                  (76.4)          -     (26.9)          -
                                   -------     -------     -----     -------
Total deferred taxes              $1,721.0    $1,480.6  $1,782.4    $1,371.8
                                   =======     =======   =======     =======

    Provision has been made for U.S. Federal income taxes to be paid on that portion of the undistributed earnings of foreign subsidiaries that have not been deemed permanently reinvested. At December 31, 1993 and 1992, undistributed earnings of foreign subsidiaries amounted to approximately $446.3 million and $362.8 million, respectively. Repatriation of all accumulated foreign earnings would have resulted in tax liabilities of $113.8 million and $110.2 million, respectively, for which GMHE has provided deferred tax liabilities of $75.0 million and $48.0 million, respectively.

    At December 31, 1993, GMHE has $150 million of capital loss carryforwards that expire in 1998. In addition, GMHE has $31.2 million of foreign loss carryforwards which expire in varying amounts between 1995 and 1998. A valuation allowance has been made for all of the capital loss and foreign loss carryforwards.

NOTE 7:  EARNINGS (LOSS) ATTRIBUTABLE TO GENERAL MOTORS CLASS H
         COMMON STOCK ON A PER SHARE BASIS AND AVAILABLE SEPARATE
         CONSOLIDATED NET INCOME (LOSS)

Earnings (Loss) attributable to General Motors Class H common stock on a per share basis have been determined based on the relative amounts available for the payment of dividends to holders of the GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of GMHE, but rather have rights in the equity and assets of GM (which includes 100% of the stock of GMHE).

    Dividends on the GM Class H common stock are declared by GM's Board of Directors out of the Available Separate Consolidated Net Income (Loss) of GMHE since the acquisition of Hughes by GM. The Available Separate Consolidated Net Income (Loss) of GMHE is determined quarterly and is equal to the separate consolidated net income (loss) of GMHE, excluding the effects of GM purchase accounting adjustments arising from the acquisition of Hughes (Earnings (Loss) Used for Computation of Available Separate Consolidated Net Income (Loss)), multiplied by a fraction, the numerator of which is the weighted average

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES



number of shares of GM Class H common stock outstanding during the period and the denominator of which was 399.9 million shares during the fourth quarter of 1993. Comparable denominators for 1992 and 1991 were 399.9 million shares in both years.

    The denominator used in determining the Available Separate Consolidated Net Income (Loss) of GMHE is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class H common stock and to reflect certain transfers of capital to or from GMHE. In this regard, the GM Board has generally caused the denominator to decrease as shares are purchased by GMHE and to increase as such shares are used, at GMHE expense, for GMHE employee benefit plans or acquisitions.

    Dividends may be paid on GM Class H common stock only when, as, and if declared by the GM Board of Directors in its sole discretion. The current policy of the GM Board with respect to GM Class H common stock is to pay cash dividends approximately equal to 35% of the Available Separate Consolidated Net Income of GMHE for the prior year. The GM Board determined that 1992 Available Separate Consolidated Net Income (Loss) of GMHE used as a basis for 1993 dividends was calculated without giving effect to the special restructuring charge at Hughes (Note 12). Notwithstanding the current dividend policy, the GM Board declared a dividend on the GM Class H Common Stock of $0.18 per share for each of the quarters of 1993, 1992, and 1991, which was more than 35% of the Available Separate Consolidated Net Income
(Loss) of GMHE for 1992, 1991, and 1990. In February 1994, the GM Board of Directors increased the quarterly dividends on GM Class H common stock from $0.18 per share to $0.20 per share.

    Consistent with Delaware law, which governs the amount legally available for the payment of dividends on GM's common stock, the GM Board of Directors has determined that such amount is materially higher than GM's capital surplus less accumulated deficit as reported in its financial statements.


NOTE 8:  PROPERTY - NET

(Dollars in Millions)                               1993         1992
                                                -------       -------

Land and improvements                             $208.4       $209.7
Buildings and unamortized leasehold
  improvements                                   1,277.9      1,214.5
Machinery and equipment                          2,902.5      3,182.8
Furniture, fixtures, and office machines           102.3        131.8
Construction in progress                           310.6        294.1
                                                 -------      -------
    Total                                        4,801.7      5,032.9
Less accumulated depreciation                    2,200.7      2,214.3
                                                 -------      -------
Net real estate, plants, and equipment           2,601.0      2,818.6

Special tools - less amortization                   33.4         48.3
                                                 -------      -------
      Property - net                            $2,634.4     $2,866.9
                                                 =======      =======

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

NOTE 9:  NOTES AND LOANS PAYABLE AND LONG-TERM DEBT AND CAPITALIZED LEASES

(Dollars in Millions)                             1993     1992
                                                  -----   ------

Commercial paper                                    $-     $43.7
Loans payable to banks                              8.6     15.0
Current portion of long-term debt                   5.7    117.4
Other                                              63.5     91.1
                                                  -----    -----
  Total notes and loans payable                   $77.8   $267.2
                                                  =====    =====

Foreign bank debt                                 $72.2   $206.5
Term loans
  GM                                              143.8    398.8
  Other                                           200.0    200.0
Other debt                                          4.8     13.0
                                                  -----    -----
  Total                                           420.8    818.3
Less current portion                                5.7    117.4
                                                  -----    -----
Long-term debt                                    415.1    700.9

Capitalized leases                                  1.7     10.1
                                                  -----    -----
    Total long-term debt and capitalized leases  $416.8   $711.0
                                                  =====    =====

    At December 31, 1993, GMHE had unused credit available of $425.0 million and $650.0 million under short-term lines of credit and an unsecured revolving credit loan agreement, respectively.

    The unsecured revolving credit loan agreement, renewed on January 5, 1994, provides for a commitment of $250.0 million through January 1995, subject to a facility fee of 0.09% per annum, and a commitment of $400.0 million through January 1998, subject to a facility fee of 0.125% per annum, bearing interest at a rate which approximates the London Interbank Offered Rate plus 0.25% (3.4% at December 31, 1993). No amounts were outstanding under the line at December 31, 1993.

    At December 31, 1993, foreign bank debt includes $72.2 million denominated in British pound sterling, bearing interest at rates ranging from 3.6% to 10.3%, with maturity dates from 1994 to 2005.

    The GM term loans bear interest at rates ranging from 5.2% to 6.1% with maturity dates in 1996 and 1997. The other term loans consist of notes payable to an insurance company bearing interest at rates ranging from 7.1% to 8.0%, with maturity dates from 1995 to 1997.

    Annual maturities of long-term debt and capitalized leases are $13.8 million in 1994, $57.2 million in 1995, $92.9 million in 1996, $214.9 million in 1997, $5.4 million in 1998, and $46.4 million thereafter.

    Property with a net book value of $42.7 million at December 31, 1993 is pledged as collateral under such debt.

    The fair value of notes and loans payable and long-term debt approximates book value. GMHE primarily utilizes interest rate swap agreements to manage its interest rate exposure. Interest rate swap agreements are contractual agreements between GMHE and another party to exchange fixed and floating interest rate payments periodically over the life of the agreements without the exchange of underlying principal amounts. At December 31, 1993 and 1992, the total notional amount of such agreements with off-balance-sheet risk was approximately $200 million and $715 million, respectively, and the fair value of such agreements at December 31, 1993 was a net positive amount of approximately $12.6 million.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES


NOTE 10:  ACCRUED LIABILITIES

(Dollars in Millions)                                      1993      1992
                                                         --------  --------

Payrolls and other compensation                            $504.4   $436.0
Provision for losses on contracts                           204.2    231.3
Accrual for restructuring                                   222.8    521.1
Other                                                       942.6     925.8
                                                          -------   -------
  Total                                                  $1,874.0  $2,114.2
                                                          =======   =======

NOTE 11:  STOCKHOLDER'S EQUITY

The authorized capital stock of GMHE consists of 1,000 shares of $0.10 par value common stock. At December 31, 1993 and 1992, 1,000 shares having an aggregate par value of $100 were issued and outstanding. All of the outstanding capital stock of GMHE is held by General Motors.

(Dollars in Millions)                               1993      1992      1991
                                                 --------  --------  --------
Capital stock and additional paid-in capital
  Balance at beginning of the year               $6,314.7  $6,365.9  $6,365.9
  Tax benefit on GM Class H common stock options      8.4         -        -
  GM Class H common stock price guarantee
    in connection with the acquisition of
    General Dynamics' missile business                  -     (51.2)        -
                                                  -------   -------   -------
      Balance at end of the year                 $6,323.1  $6,314.7  $6,365.9
                                                  =======   =======   =======

Net income retained for use in the business
  Balance at beginning of the year                 $628.4  $1,961.8  $1,814.3
  Net income (loss)                                797.8   (1,045.4)    435.5
  Cash dividends paid to General Motors           (288.0)    (288.0)   (288.0)
                                                  -------   -------   -------
    Balance at end of the year                   $1,138.2    $628.4  $1,961.8
                                                  =======   =======   =======

Minimum pension liability adjustment
  Balance at beginning of the year                ($104.3)  ($101.8)   ($83.9)
  Change during the year                            (16.1)     (2.5)    (17.9)
                                                  -------   -------   -------
    Balance at end of the year                    ($120.4)  ($104.3)  ($101.8)
                                                  =======   =======   =======

Accumulated foreign currency translation adjustments
  Balance at beginning of the year                 ($23.8)    ($7.7)     $2.0
  Change during the year                             11.0     (16.1)     (9.7)
                                                  -------   -------   -------
    Balance at end of the year                     ($12.8)   ($23.8)    ($7.7)
                                                  =======   =======   =======

    As the sole stockholder of GMHE, GM is able to cause GMHE to pay cash dividends and make advances to or otherwise enter into transactions with GM as GM deems desirable and appropriate. GM reserves the right to cause GMHE to pay cash dividends to GM in such amounts as GM determines are desirable under the then prevailing facts and circumstances. Such amounts may be the same as, greater than, or less than the cash dividends paid by GM on its Class H common stock. There is no fixed relationship, on a per share or aggregate basis, between the cash dividends that may be paid by GM to holders of its Class H common stock and the cash dividends or other amounts that may be paid by GMHE to GM.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES


NOTE 12:  SPECIAL PROVISION FOR RESTRUCTURING

The 1992 operating results include a special restructuring charge of $1,237.0 million ($749.4 million after-tax, or $1.87 per share of GM Class H common stock) primarily attributable to redundant facilities and related employment costs at Hughes. The special charge comprehended a reduction of Hughes' worldwide employment, a major facilities consolidation, and a reevaluation of certain business lines that no longer met Hughes' strategic objectives. Restructuring costs of $472.6 million and $250.9 million were charged against the reserve during 1993 and 1992, respectively. The remaining liability of $513.5 million relates primarily to severance payments to be made in 1994 and reserves for excess leased facilities.

NOTE 13:  ACQUISITIONS

In August 1992, GMHE acquired the missile business of General Dynamics Corporation (GD) in exchange for 21,508,563 shares of GM Class H common stock and cash with an aggregate value of $450 million. GMHE had purchased the GM Class H shares from GM in August 1992 principally in exchange for a series of notes. The acquisition was accounted for as a purchase, and accordingly, the operating results have been consolidated since the acquisition date. The pro forma effect on 1992 and 1991 operating results was not material.

    GMHE has acquired several other enterprises with operations that complement existing technological capabilities at aggregate purchase prices, paid in cash, of $10.4 million, $9.7 million, and $26.7 million in 1993, 1992, and 1991, respectively. These acquisitions were accounted for using the purchase method of accounting. The operating results of the entities acquired, which were not material, were consolidated with those of GMHE from their respective acquisition dates.

    The purchase prices of these acquisitions were allocated to the net assets acquired, including intangible assets, based upon their estimated fair values at the dates of acquisition.

    Intangible assets, principally the excess of cost over the fair value of identifiable net assets of purchased businesses, are being amortized using the straight-line method over periods not exceeding 40 years.

NOTE 14:  SEGMENT REPORTING

GMHE operates principally within the field of modern high-technology electronics for use in Automotive Electronics, Telecommunications and Space, Defense Electronics, and Commercial Technologies business segments. Radios, controls for engines and transmissions, monitors and sensors for airbags, controllers for anti-lock brakes, climate control, dashboard instrumentation, and other automotive electronic products are included in the Automotive Electronics segment. The Telecommunications and Space segment includes satellite construction, ownership and operation, communication services and ground equipment. The Defense Electronics segment includes missile systems, command and control systems, electro-optical systems, airborne radar systems, military training and simulation systems, and guidance and control systems. The Commercial Technologies segment includes commercial electronics products and services such as commercial training, air traffic control, aircraft passenger communications and entertainment, inertial navigation, information systems, space sensors for environmental and scientific applications, and entertainment and leisure products. Intercompany transfers between segments are not material. Information concerning operations by segment is shown on the next page:

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES



(Dollars      Automotive  Telecom.   Defense   Commercial
in Millions)  Electronics & Space  Electronics    Tech.   Corporate    Total
              ----------- -------- ----------- ---------- ---------  ---------

Revenues
  1993          $4,491.6  $2,178.0   $6,112.1     $735.8        $-   $13,517.5
  1992           3,985.8   1,927.9    5,547.0      836.4         -    12,297.1
  1991           3,666.5   1,643.3    5,467.9      762.9         -    11,540.6
Operating Profit
(Loss) (1)(2)
  1993            $626.1    $195.9     $538.0      ($0.4)   ($23.3)   $1,336.3
  1992             462.4      33.4     (596.6)    (195.1)    (22.1)
(318.0)
  1991             273.9     210.9      282.9      (65.6)    (25.8)      676.3
Identifiable Assets
at Year End (3)
  1993          $2,840.5  $2,797.1   $7,385.4     $957.7    $136.4   $14,117.1
  1992           2,471.8   2,843.6    7,281.7    1,505.0     107.1    14,209.2
  1991           2,116.1   2,552.1    6,645.3    1,531.6      85.7    12,930.8
Depreciation and
Amortization (1)
  1993            $153.2    $118.8     $298.1      $57.2        $-      $627.3
  1992             124.1     128.8      307.3       50.7         -       610.9
  1991             115.2     127.7      332.3       49.8         -       625.0
Capital Expenditures (4)
  1993            $149.2    $264.9     $132.9      $33.0        $-      $580.0
  1992             266.1     174.4       99.4       18.6         -       558.5
  1991             281.6     212.9      146.5       40.3         -       681.3

Certain amounts for 1992 and 1991 have been reclassified to conform with 1993 classifications.

(1)1993 and 1992 include $123.8 million ($10.8 million, $102.7 million, and $10.3 million related to Telecommunications and Space, Defense Electronics, and Commercial Technologies, respectively) and 1991 includes $123.9 million ($10.8 million, $102.8 million, and $10.3 million related to Telecommunications and Space, Defense Electronics, and Commercial Technologies, respectively) of purchase price accounting adjustments associated with GM's purchase of Hughes.
(2)1992 includes $1,237.0 million ($195.3 million, $911.8 million, and $129.9 million related to Telecommunications and Space, Defense Electronics, and Commercial Technologies, respectively) for the special provision for restructuring.
(3)Identifiable assets include the unamortized goodwill associated with the purchase of Hughes as detailed below:


                             Telecom    Defense   Commercial
                             & Space  Electronics    Tech.      Total
                             -------  ----------- ----------  --------

                     1993     $271.7    $2,597.3    $260.1    $3,129.1
                     1992      282.5     2,700.0     270.4     3,252.9
                     1991      293.3     2,802.7     280.7     3,376.7

(4)Telecommunications and Space includes expenditures related to telecommunications and other equipment amounting to $131.1 million, $101.6 million, and $88.3 million in 1993, 1992, and 1991, respectively.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES



    A reconciliation of operating profit (loss) shown on the previous page to Income (Loss) before Income Taxes shown in the Statement of Consolidated Operations and Available Separate Consolidated Net Income (Loss) follows:


  (Dollars in Millions)                   1993       1992       1991
                                       --------     ------     ------

  Operating Profit (Loss)              $1,336.3    ($318.0)    $676.3
  Other Income - net                       67.3      128.1       60.1
  Interest Expense                        (33.2)     (60.6)     (65.1)
                                       --------     ------     ------
    Income (Loss) before Income Taxes  $1,370.4    ($250.5)    $671.3
                                       ========     ======     ======

    Export sales from the U.S. were as follows:

  (Dollars in Millions)                  1993       1992       1991
                                       --------   --------   --------

  Africa                                  $29.4      $39.5     $114.1
  Asia                                    555.8      424.5      403.2
  Canada                                1,156.7      642.9      599.0
  Europe                                  593.3      524.6      637.8
  Mexico                                  178.7      199.0      101.4
  Other Latin America                      72.1      108.7       76.2
  Middle East                             357.3      274.3      124.2
                                        -------    -------    -------
    Total                              $2,943.3   $2,213.5   $2,055.9
                                        =======    =======    =======


NOTE 15:  COMMITMENTS AND CONTINGENT LIABILITIES

Minimum future commitments under operating leases having noncancellable lease terms in excess of one year, primarily for real property and satellite transponders, aggregating $2,358.3 million, are payable as follows: $263.0 million in 1994, $213.4 million in 1995, $186.6 million in 1996, $162.4 million in 1997, $152.6 million in 1998, and $1,380.3 million thereafter. Certain of these leases contain escalation clauses and renewal or purchase options. Rental expenses under operating leases were $296.3 million in 1993, $277.9 million in 1992, and $227.5 million in 1991.

    GMHE and its subsidiaries are subject to potential liability under government regulations and various claims and legal actions which are pending or may be asserted against them. The aggregate ultimate liability of GMHE and its subsidiaries under these government regulations, and under these claims and actions, was not determinable at December 31, 1993. In the opinion of management of GMHE, such liability is not expected to have a material adverse effect on GMHE's consolidated operations or financial position.



                                    *     *     *

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                              SUPPLEMENTARY INFORMATION

Selected Quarterly Data (Unaudited)


                                                   1993 Quarters
                                     --------------------------------------
                                        1st       2nd       3rd       4th
                                     --------------------------------------
                                             (Dollars in Millions
                                           Except Per Share Amounts)

Revenues                             $3,181.2  $3,315.4  $3,319.9  $3,701.0
                                      =======   =======   =======   =======
Income before income taxes             $279.4    $348.4    $334.7    $407.9
United States, foreign, and other
  income taxes                          121.1     147.3     141.6     162.6
                                      -------   -------   -------   -------
Net income                             $158.3    $201.1    $193.1    $245.3
Earnings used for computation of
  available separate consolidated
  net income                           $189.3    $232.0    $224.0    $276.3
Average number of shares of General
  Motors Class H common stock
  outstanding (in millions)              93.9      86.0      87.4      88.7
Class H dividend base (in millions)     399.9     399.9     399.9     399.9
Available separate consolidated
  net income                            $44.4     $50.0     $48.9     $61.2
Net earnings attributable to General
  Motors Class H common stock           $0.47     $0.58     $0.56     $0.69
                                         ====      ====      ====      ====
Stock price range of
  General Motors Class H common
    High                               $27.50    $33.00    $38.00    $42.38
    Low                                $22.88    $23.38    $30.50    $34.50
- ---------------------------------------------------------------------------

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES




                                                   1992 Quarters
                                     --------------------------------------
                                        1st       2nd       3rd       4th
                                     --------------------------------------
                                              (Dollars in Millions
                                            Except Per Share Amounts)

Revenues                             $2,977.7  $2,974.8  $2,880.3  $3,464.3
                                      =======   =======   =======   =======

Income (Loss) before income taxes      $244.5 ($1,036.2)   $189.7    $351.5
United States, foreign, and other
  income taxes (credit)                 106.1    (408.4)     77.4     147.7
                                      -------   -------   -------   -------
Income (Loss) before cumulative effect
  of accounting changes                 138.4    (627.8)(1) 112.3     203.8
Cumulative effect of accounting
  changes                              (872.1)(2)     -         -         -
                                      -------   -------   -------   -------
Net income (loss)                     ($733.7)  ($627.8)   $112.3    $203.8
Earnings (Loss) used for computation
  of available separate consolidated
  net income (loss)                   ($702.7)  ($596.9)   $143.2    $234.8
Average number of shares of General
  Motors Class H common stock
  outstanding (in millions)              70.2      64.0      74.2      92.8
Class H dividend base (in millions)     399.9     399.9     399.9     399.9
Available separate consolidated
  net income (loss)                   ($127.9)   ($95.5)    $26.6     $54.5
Earnings (Loss) attributable to General
  Motors Class H common stock
  on a per share basis
    Before cumulative effect of
      accounting changes                $0.41    ($1.49)(1) $0.38     $0.59
    Cumulative effect of accounting
      changes                           (2.18)(2)     -         -         -
                                         ----      ----      ----      ----
    Net earnings (loss) attributable
      to General Motors Class H
      common stock                     ($1.77)   ($1.49)    $0.38     $0.59
                                         ====      ====      ====      ====
Stock price range of
  General Motors Class H common
    High                               $21.00    $25.88    $26.13    $26.00
    Low                                $14.25    $19.63    $21.00    $17.88
- ---------------------------------------------------------------------------

(1)Includes special provision for restructuring of $749.4 million after-tax.
(2)Effective January 1, 1992, GMHE adopted SFAS No. 106. The unfavorable cumulative effect of adopting SFAS No. 106 was $832.1 million, or $150.4 million attributable to GM Class H common stock. Also effective January 1, 1992, Hughes changed its revenue recognition policy for certain commercial long-term contracts from the percentage-of-completion (cost-to-cost) method to the units-of-delivery method which is more appropriate for a commercial business. The unfavorable effect of this change was $40.0 million (after-tax), or $7.2 million attributable to GM Class H common stock.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES


Selected Financial Data
(Dollars in Millions Except Per Share Amounts)
                            1993       1992       1991       1990       1989
                         ---------  ---------  ---------  ---------  ---------
Revenues                 $13,517.5  $12,297.1  $11,540.6  $11,723.1  $11,359.0
Earnings (Loss) used for
  computation of available
  separate consolidated
  net income (loss)         $921.6    ($921.6)    $559.4     $726.0     $781.2
Average number of shares
  of General Motors
  Class H common stock
  outstanding (in millions)   88.6       75.3       73.7       88.1       95.7
Class H dividend base
  (in millions)              399.9      399.9      399.9      399.7      400.0
Available separate
  consolidated net
  income (loss)             $204.5    ($142.3)    $104.6     $160.0     $188.1
GM Class H cash dividends    $64.1      $53.3      $54.3      $63.4      $71.1
Dividend payout ratio (1)     N/A       51.0%      33.9%      33.7%      27.7%
Earnings (Loss) attributable
  to General Motors Class H
  common stock on a per
  share basis before
  cumulative effect of
  accounting changes         $2.30     ($0.11)     $1.26      $1.82      $1.94
Earnings (Loss) attributable
  to General Motors Class H
  common stock on a per
  share basis after
  cumulative effect of
  accounting changes         $2.30     ($2.29)     $1.39      $1.82      $1.94
Expenditures for property
  and special tools(2)      $580.0     $558.5     $681.3     $884.3     $648.5
Cash and marketable
  securities              $1,008.7     $702.7     $348.3     $459.3     $656.0
Working capital           $2,165.2   $1,692.4   $1,548.8   $1,373.9   $1,316.3
Total assets             $14,117.1  $14,209.2  $12,930.8  $12,727.5  $12,200.1
Long-term debt and
  capitalized leases        $416.8     $711.0     $147.1     $271.9     $250.5
Return on equity*(3)         11.3%     (13.9%)      5.3%       7.2%       8.2%
Income (Loss) before interest
  and taxes as a percent of
  capitalization (4)         18.0%      (2.3%)      8.1%      12.4%      12.5%
Pre-tax return on total
  assets (5)                  9.7%      (1.8%)      5.2%       8.3%       8.2%
- ------------------------------------------------------------------------------
 Prior year data were reclassified to conform with 1993 classifications. *Includes favorable (unfavorable) cumulative effect of accounting changes of
    ($872.1) million in 1992 and $54.4 million in 1991.
(1)GM Class H cash dividends divided by available separate consolidated net income for the prior year.
(2)Includes expenditures related to telecommunications and other equipment amounting to $131.1 million, $101.6 million, $88.3 million, $182.6 million, and $161.2 million in 1993, 1992, 1991, 1990, and 1989, respectively.
(3)Net income (loss) divided by average stockholder's equity (General Motors' equity in its wholly-owned subsidiary, GMHE). Holders of GM Class H common stock have no direct rights in the equity or assets of GMHE, but rather have rights in the equity and assets of GM (which includes 100% of the stock of GMHE).
(4)Income (Loss) before interest and taxes divided by average stockholder's equity plus average debt.
(5)Income (Loss) before income taxes divided by average total assets.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                        MANAGEMENT'S DISCUSSION AND ANALYSIS*

RESULTS OF OPERATIONS

REVENUES. GMHE reported revenues of $13,517.5 million in 1993, an increase of 9.9% over 1992, and $12,297.1 million in 1992, an increase of 6.6% compared with 1991 revenues of $11,540.6 million. The increase in revenues over the last three years is largely the result of continued growth in the Automotive Electronics segment, the ongoing success in the telecommunications and space businesses and revenues generated by the missile business acquired in August 1992 in the Defense Electronics segment. (Pro forma segment information is presented on page IV-86).

Automotive Electronics. Revenues in the Automotive Electronics segment continued to increase in 1993 to $4,491.6 million from $3,985.8 million in 1992, a 12.7% increase, and from $3,666.5 million in 1991, an 8.7% increase in 1992. The growth is primarily attributable to three factors: (1) an increase in GMHE-supplied electronic content per GM North American-produced vehicle to $782 in 1993 from $760 and $717 in 1992 and 1991, respectively; (2) an increase in GM North American vehicle production of 9% between 1993 and 1992 and 2% between 1992 and 1991; and (3) an increase in sales to international and non-GM customers to $603 million in 1993 from $484 million and $420 million in 1992 and 1991, respectively.

Telecommunications and Space. Revenues in the Telecommunications and Space segment were $2,178.0 million in 1993, a 13.0% increase over 1992 revenues of $1,927.9 million. The increase reflects additional sales of satellites to commercial customers and increased sales of fixed wireless and digital cellular communications equipment and services internationally. Revenues for 1992 were 17.3% higher than 1991 revenues of $1,643.3 million. The 1992 increase in revenues reflected higher satellite manufacturing and private business network sales as well as increased transponder sales from GMHE's Galaxy fleet, partially offset by a reduction of revenues from a previously leased Leasat satellite that was purchased by the U.S. Navy in 1991.

Defense Electronics. Defense Electronics segment revenues were $6,112.1 million in 1993, a 10.2% increase over 1992 revenues of $5,547.0 million. The increase is due largely to revenues from a full year of operations of the missile business acquired in 1992, as well as increased effort on the Peace Shield air defense system for Saudi Arabia. Revenues increased $79.1 million, or 1.4%, between 1992 and 1991; 1992 revenues included $435 million of revenues from the acquired missile business, offset by decreases from programs nearing completion.

Commercial Technologies. Revenues in the Commercial Technologies segment were $735.8 million in 1993, a 12.0% decrease from 1992 revenues of $836.4 million. The decrease is primarily a result of the divestiture of several non-strategic business units. Revenues increased $73.5 million, or 9.6%, in 1992 compared with 1991, primarily due to other income of $63 million.

Other Income. Included in revenues is other income of $67.3 million, $128.1 million, and $60.1 million for 1993, 1992, and 1991, respectively. The 1993 amount includes a gain of $89.7 million on the sale of GMHE's 30% interest in Japan Communications Satellite Company, Inc. (JCSAT) and a $55.0 million charge related to the sale of Hughes Rediffusion Simulation Limited (Rediffusion) and related entities in December 1993. The 1992 amount includes proceeds of $35.0 million from settlement of a patent infringement suit and a $28.0 million gain resulting from the formation of the Hughes-JVC Technology Corporation joint venture.

*The following discussion excludes the purchase accounting adjustments related to General Motors' acquisition of Hughes (See Supplemental Data on Page IV-83).

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES


OPERATING PROFIT. Operating profit was $1,460.1 million in 1993, $1,042.8 million in 1992, excluding the special provision for restructuring discussed on the next page, and $800.2 million in 1991. Operating profit margins, on a comparable basis, were 10.8%, 8.5%, and 6.9% in 1993, 1992, and 1991, respectively.

    The improvement in both profitability and profit margins over this time period was primarily the result of the continuing emphasis on cost reduction efforts, most notably in the Automotive Electronics and Defense Electronics segments, and the overall growth in revenues.

Automotive Electronics. Operating profit has steadily increased over the last three years. In 1993, operating profit was $626.1 million compared with $462.4 million in 1992 and $273.9 million in 1991. The increases are attributed not only to the increased electronic content per vehicle and higher vehicle volumes, but also to an aggressive cost reduction program at Delco Electronics, which has yielded cost savings of 10% in 1993 and 9% in 1992.
The operating profit margin was 13.9%, 11.6%, and 7.5% in 1993, 1992, and 1991, respectively. The lower margin in 1991 was primarily due to costs associated with the introduction of new products and increased expenditures for plant operations and engineering to support current and future programs.

Telecommunications and Space. Operating profit was $206.7 million in 1993, a 13.7% decrease from 1992 operating profit, excluding the restructuring charge, of $239.5 million. The decrease was due to a reduction in revenues from satellite transponder sales and an increase in DIRECTV related costs, partially offset by the recognition of cost savings from satellite construction activities in 1992. Operating profit increased $17.8 million, or 8.0%, between 1992 and 1991, primarily because of increased sales of satellites to commercial customers worldwide and the U.S. Navy, operations of GMHE's fleet of Galaxy spacecraft, and increased sales of private business networks.

Defense Electronics. Operating profit was $640.7 million in 1993, compared with $417.9 million, excluding the restructuring charge, in 1992, an increase of $222.8 million. The increase was due to continued cost reduction activities resulting from the 1992 restructuring, as well as improved operating efficiencies and earnings from the missile business acquired in August 1992. Operating profit for 1992, excluding the restructuring charge, increased $32.2 million over 1991 operating profit of $385.7 million primarily due to earnings generated by the acquisition of the missile business.

Commercial Technologies. Operating profit (loss) was $9.9 million, ($54.9) million, excluding the restructuring charge, and ($55.3) million in 1993, 1992, and 1991, respectively. The improvement in operating profitability during 1993 was primarily due to reduced operating losses at Rediffusion, actions which began in 1992 to reduce costs, and increased profits from the air traffic control and information systems businesses.

COSTS AND EXPENSES. Selling, general, and administrative expenses were $929.1 million in 1993 compared with $1,036.2 million in 1992 and $969.1 million in 1991. The decrease of $107.1 million in 1993 was primarily due to the cost reductions resulting from restructuring activities which began in the second half of 1992. The increase of $67.1 million in 1992 was primarily due to the incremental ongoing effect from the adoption of Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and the inclusion of selling, general, and administrative expenses of the missile business acquired in August 1992,

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES



offset by the initial cost reductions achieved by the 1992 restructuring effort. Certain reclassifications were made to overhead in 1993 to more appropriately align expenses between cost of sales and selling, general, and administrative expenses.

    Interest expense decreased 45.2% in 1993 and 6.9% in 1992. The significant decline in 1993 resulted from the prepayment of certain long-term obligations. The decline between 1992 and 1991 is a result of lower borrowing costs which more than offset expenses associated with higher total debt balances maintained throughout most of 1992.

    The effective income tax rate was 38.3%, 37.0%, and 36.5% in 1993, 1992, and 1991, respectively. The Omnibus Budget Reconciliation Act of 1993 did not have a material adverse effect on GMHE's 1993 earnings and is not expected to have significant impact in future years.

EARNINGS. GMHE's 1993 earnings were $921.6 million, or $2.30 per share of GM Class H common stock, compared with 1992 earnings, excluding the restructuring charge and accounting changes, of $699.9 million, or $1.76 per share, and 1991 earnings, excluding accounting changes, of $505.0 million, or $1.26 per share. The profit margin (earnings as a percent of revenues), excluding the restructuring charge and accounting changes, increased to 6.8% in 1993 from 5.7% in 1992 and 4.4% in 1991. The growth trend is attributable to the improvements in operating profit and increased other income in 1992, as discussed above.

BACKLOG. Year-end backlog in 1993 was $13,399 million, compared with $14,022 million in 1992 and $12,051 million in 1991. The decrease in 1993 was primarily due to the sale of Rediffusion, while the increase in 1992 was primarily the result of the missile business acquisition. A portion of the backlog is subject to appropriation decisions by the U.S. Government subsequent to award. In addition, GMHE's contracts with the U.S. Government are subject to termination by the Government either for its convenience or for default by GMHE. Sales to the U.S. Government may be affected by changes in acquisition policies, budget considerations, changing concepts in national defense, spending priorities, and other factors that are outside GMHE's control.

SPECIAL PROVISION FOR RESTRUCTURING. GMHE took a special charge in June 1992 of $749.4 million (after-tax), or $1.87 per share, for the restructuring of Hughes' operations. The special charge comprehended a reduction of Hughes' worldwide employment, a major facilities consolidation, and a reevaluation of certain business lines that no longer met Hughes' strategic objectives. Through December 31, 1993, $723.5 million of expenditures and write-offs have been charged against the original before-tax restructuring provision of $1,237.0 million. The remaining amount of $513.5 million primarily relates to severance payments to be made in 1994 and reserves for excess leased facilities costs.

ACCOUNTING CHANGES. GMHE adopted SFAS No. 106 in January 1992. This Statement requires that the cost of postretirement benefits other than pensions be recognized in the financial statements during the period employees provide service to GMHE. GMHE's previous practice was to recognize the cost of such benefits when incurred (pay-as-you-go). The cumulative effect of this accounting change as of January 1, 1992 was $1,366.6 million, or $832.1 million after-tax ($2.08 per share of GM Class H common stock).

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES



    GMHE has disclosed in its financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations," "liabilities," or "obligations." Notwithstanding the recording of such amounts and the use of these terms, GMHE does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of GMHE (other than pensions) represent enforceable liabilities of GMHE.

    Hughes changed its revenue recognition policy for certain commercial long-term contracts effective January 1, 1992 from the percentage-of-completion method to the units-of-delivery method. The unfavorable effect of this change was $40 million after-tax, or $0.10 per share of GM Class H common stock.

    Effective January 1, 1991, GMHE adopted SFAS No. 109, Accounting for Income Taxes. The favorable cumulative effect of this accounting change was $37.4 million, or $0.09 per share of GM Class H common stock. In addition, accounting procedures at Delco Electronics were changed in 1991 to include in inventory general purpose spare parts previously charged directly to expense. The $17.0 million favorable cumulative effect of the change, or $0.04 per share of GM Class H common stock, was net of income taxes of $11.4 million.

    Including the effects of the restructuring charge and the accounting changes, earnings (loss) attributable to General Motors Class H common stock were $921.6 million, or $2.30 per share, in 1993, compared with a loss in 1992 of ($921.6) million, or ($2.29) per share, and 1991 earnings of $559.4 million, or $1.39 per share.

LIQUIDITY AND CAPITAL RESOURCES

CASH AND CASH EQUIVALENTS. Cash and cash equivalents were $1,008.7 million at December 31, 1993, an increase of $306.0 million from December 31, 1992. The increase was due to the excess of net cash provided by operating activities of $1,493.5 million over net cash used in investing activities of $424.3 million and cash used in financing activities of $763.2 million. The investing activities consisted primarily of net expenditures for property and special tools and expenditures for telecommunications and other equipment primarily related to DIRECTV, partially offset by the net proceeds from the sale of JCSAT and Rediffusion; the financing activities consisted primarily of cash dividends paid to General Motors and payments on long-term debt and notes and loans payable. Cash and cash equivalents at December 31, 1992 amounted to $702.7 million, an increase of $354.4 million from December 31, 1991, also due to cash from operations in excess of financing and investing expenditures. Management anticipates that cash and cash equivalents will decrease in 1994 due to increased tax payments related to the recognition of income on long-term contracts for income tax purposes.

LIQUIDITY MEASUREMENT. As a measure of liquidity, GMHE's current ratio (ratio of current assets to current liabilities) was 1.61 at December 31, 1993, 1.44 at December 31, 1992, and 1.47 at December 31, 1991.

PROPERTY AND EQUIPMENT. Property, net of accumulated depreciation, decreased $232.5 million in 1993 primarily due to the sale of Rediffusion, while telecommunications and other equipment, net of accumulated depreciation, increased $184.9 million primarily due to expenditures related to DIRECTV.

   Capital expenditures were $448.9 million in 1993 compared with $456.9 million and $593.0 million in 1992 and 1991, respectively. Management anticipates that capital expenditures in 1994 will increase approximately $100 million over 1993 and will be financed primarily from cash provided by operating activities.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES



   Telecommunications and other equipment expenditures were $131.1 million in 1993 compared with $101.6 million and $88.3 million in 1992 and 1991, respectively. Management anticipates that telecommunications and other equipment expenditures in 1994 will increase approximately $130 million over 1993 and will be financed primarily from cash provided by operating activities.

Automotive Electronics. Capital expenditures decreased to $149.2 million in 1993 compared with $266.1 million in 1992 and $281.6 million in 1991. The decrease in capital spending in 1993 reflects the completion of several projects to upgrade and expand facilities, a large portion of which occurred in 1992, and a decrease in capital expenditures related to model changes.

Telecommunications and Space. Capital expenditures, including expenditures related to telecommunications and other equipment, increased from $174.4 million in 1992 to $264.9 million in 1993 primarily reflecting continuing investment in satellite equipment associated with DIRECTV. Capital expenditures, including expenditures related to telecommunications and other equipment, declined by $38.5 million in 1992, upon the completion of acquisition and construction activities to expand GMHE's Galaxy fleet.

Defense Electronics. Capital expenditures in the Defense Electronics segment for 1993, 1992, and 1991 were $132.9 million, $99.4 million, and $146.5 million, respectively. The increase in 1993 is due to expenditures related to the consolidation of facilities in an effort to increase the operational efficiencies of manufacturing, engineering, and information systems.

Commercial Technologies. Capital expenditures were $33.0 million, $18.6 million, and $40.3 million in 1993, 1992, and 1991, respectively. The increase in 1993 related to facilities and equipment for the EOSDIS program. The reduction in expenditures in 1992, compared to 1991, was due to downsizing activities in the commercial airline simulator business and the electronic components business.

LONG-TERM DEBT. Long-term debt decreased by $285.8 million to $415.1 million at December 31, 1993 from $700.9 million at December 31, 1992. This decrease was partially due to the prepayment of GM debt arising from the missile business acquisition and repayment of certain Japanese yen denominated debt related to JCSAT. The ratio of long-term debt to the total of such debt and pro forma stockholder's equity decreased to 9.0% in 1993 from 16.4% in 1992.

    Long-term debt increased $557.4 million in 1992 from $123.5 million at December 31, 1991, primarily due to the debt incurred in connection with the missile business acquisition. The ratio of long-term debt to the total of such debt and pro forma stockholder's equity increased to 16.4% from 2.5% in 1991.

OTHER BALANCE SHEET ITEMS. In evaluating both its pension and retiree medical liabilities, GMHE recognized the impact of the recent decrease in long-term interest rates by reducing the discount rate used in determining the actuarial present values of the projected benefit obligations. In 1993, the weighted average discount rate for Hughes' pension obligations decreased from 8.9% to 7.5% and GMHE's other postretirement benefits weighted average discount rate decreased from 8.32% to 6.99%.

ACQUISITIONS AND DIVESTITURES. On December 31, 1993, GMHE completed the sale of Rediffusion and related entities comprising the majority of its commercial aircraft simulation and training equipment business to Thomson-CSF. The sale resulted in a $55.0 million pre-tax charge against earnings, and included Rediffusion's core flight simulation businesses and its U.S. airline marketing support organization.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES



    On August 21, 1992, GMHE acquired substantially all the assets and business of General Dynamic's Air Defense Systems Division, the Unmanned Strike Systems business unit, and the Convair Division (together, the GD Missile Business). This acquisition provided GMHE with the opportunity to expand its current military programs portfolio, its customer base, and expand its share of the market for missiles and missile systems. The GD Missile Business was acquired in exchange for 21,508,563 shares of GM Class H common stock and cash with an aggregate value of $450.0 million. GMHE purchased the GM Class H common stock from GM in August 1992, principally in exchange for a series of notes.

SECURITY RATINGS. GMHE's security ratings are tied to the security ratings of General Motors.

    In February 1993, Standard & Poor's Corporation (S&P) lowered GMHE's long-term debt and commercial paper rating from A-1 to BBB+ for senior debt, within the ten investment grade ratings available from S&P for long-term debt, and from A-1 to A-2 for commercial paper, within the four investment grade ratings available from S&P for commercial paper.

    In November 1992, Moody's Investor's Service, Inc. lowered its rating of GMHE senior debt to Baa1 from A-2, within the ten investment grade ratings available from Moody's for long-term debt. Concurrently, Moody's also lowered GMHE's commercial paper rating from Prime-1, the highest of three investment grade ratings available from Moody's for commercial paper, to Prime-2.

    A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning organization. Each rating should be evaluated independently of any other rating.

NEW ACCOUNTING STANDARD

In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, Employers' Accounting for Postemployment Benefits, effective January 1, 1994. The Standard requires accrual of the costs of benefits provided to former or inactive employees after employment, but before retirement. GMHE will adopt the Standard effective January 1, 1994. The adoption of the new accounting Standard will result in an after-tax charge to earnings of $30 million, or $0.08 per share of GM Class H common stock in the first quarter of 1994. The ongoing effect in subsequent periods is not expected to be material. The non-cash charge is primarily related to GMHE's extended-disability benefit program in the U.S. which, under the new accounting Standard, will be accrued on a service-driven basis.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL DATA

    The Consolidated Financial Statements reflect the application of purchase accounting adjustments as described in Note 1 to the Consolidated Financial Statements. However, as provided in GM's Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of purchase accounting adjustments associated with GM's purchase of Hughes was $123.8 million in 1993 and 1992, and $123.9 million 1991. Such amounts were excluded from the earnings available for the payment of dividends on GM Class H common stock and were charged against the earnings available for the payment of dividends on GM's $1-2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes were $3,129.1 million, $3,252.9 million, and $3,376.7 million in 1993, 1992, and 1991, respectively.

    In order to provide additional analytical data to the users of GMHE's financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of GMHE available for the payment of dividends on GM Class H common stock is determined, the pro forma data exclude the General Motors' purchase accounting adjustments related to the acquisition of Hughes. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in GMHE.

Summary Pro Forma Financial Data*

Pro Forma Condensed Statement of Consolidated Operations

(Dollars in Millions                             Years Ended December 31,
                                             -------------------------------
Except per Share Amounts)                         1993       1992       1991
                                             ---------  ---------  ---------
Total Revenues                               $13,517.5  $12,297.1  $11,540.6
Total Costs and Expenses                      12,023.3   12,423.8(1)10,745.4
                                              --------   --------   --------
Income (Loss) before Income Taxes              1,494.2     (126.7)     795.2
United States, foreign, and other
  income taxes (credit)                          572.6      (77.2)     290.2
                                              --------   --------   --------
Income (Loss) before cumulative effect of
  accounting changes                             921.6      (49.5)     505.0
Cumulative effect of accounting changes              -     (872.1)      54.4
                                              --------   --------   --------
Earnings (Loss) Used for Computation of
  Available Separate Consolidated
  Net Income (Loss)                             $921.6    ($921.6)    $559.4
                                              ========   ========   ========
Earnings (Loss) Attributable to General
  Motors Class H Common Stock on a
  Per Share Basis
    Before cumulative effect of accounting
      changes                                    $2.30     ($0.11)     $1.26
    Cumulative effect of accounting changes          -      (2.18)      0.13
                                                  ----       ----       ----
    Net earnings (loss) attributable to
      General Motors Class H Common Stock        $2.30     ($2.29)     $1.39
                                                  ====       ====       ====

 *The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes.
(1)Includes a special provision for restructuring of $1,237.0 million.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Summary Pro Forma Financial Data*
Pro Forma Condensed Consolidated Balance Sheet
                                                            December 31,
                                  ASSETS                 1993          1992
                                                     --------      --------
                                                      (Dollars in Millions)

Total Current Assets                                 $5,714.3      $5,546.8
Property - Net                                        2,634.4       2,866.9
Telecommunications and Other Equipment - Net            767.6         582.7
Intangible Assets, Investments, and Other Assets      1,871.7       1,959.9
                                                     --------       -------
Total Assets                                        $10,988.0     $10,956.3
                                                     ========      ========

                LIABILITIES AND STOCKHOLDER'S EQUITY

Total Current Liabilities                            $3,549.1      $3,854.4
Long-Term Debt and Capitalized Leases                   416.8         711.0
Postretirement Benefits Other Than Pensions,
  Other Liabilities, Deferred Income Taxes,
  and Deferred Credits                                2,823.1       2,828.8
Total Stockholder's Equity (1)                        4,199.0       3,562.1
                                                     --------      --------
Total Liabilities and Stockholder's Equity (1)      $10,988.0     $10,956.3
                                                     ========      ========

Certain amounts for 1992 have been reclassified to conform with 1993 classifications.

(1)General Motors' equity in its wholly-owned subsidiary, GMHE. Holders of GM Class H common stock have no direct rights in the equity or assets of GMHE, but rather have rights in the equity and assets of GM (which includes 100% of the stock of GMHE).

Pro Forma Selected Segment Data
                                                  Years Ended December 31,
(Dollars in Millions)                              1993      1992      1991
                                                 --------  --------  --------

Automotive Electronics
Revenues
  Amount                                         $4,491.6  $3,985.8  $3,666.5
  As a percentage of GMHE Revenues                  33.2%     32.4%     31.8%
Operating Profit (1)                               $626.1    $462.4    $273.6
Operating Profit Margin (2)                         13.9%     11.6%      7.5%
Identifiable Assets at Year End                  $2,840.5  $2,471.8  $2,116.1
Depreciation and Amortization                      $153.2    $124.1    $115.2
Capital Expenditures                               $149.2    $266.1    $281.6

Telecommunications and Space
Revenues
  Amount                                         $2,178.0  $1,927.9  $1,643.3
  As a percentage of GMHE Revenues                  16.1%     15.7%     14.2%
Restructuring Charge (3)                              $-     $195.3        $-
Operating Profit (1)                               $206.7     $44.2    $221.7
Operating Profit Margin (2)                          9.5%      2.3%     13.5%
Identifiable Assets at Year End                  $2,525.4  $2,561.1  $2,258.8
Depreciation and Amortization                      $108.0    $118.0    $116.9
Capital Expenditures (4)                           $264.9    $174.4    $212.9

*The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes.
Certain amounts for 1992 and 1991 have been reclassified to conform with 1993 classifications.
See notes on next page.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Summary Pro Forma Financial Data*
Pro Forma Selected Segment Data
                                                  Years Ended December 31,
(Dollars in Millions)                              1993      1992      1991
                                                 --------  --------  --------

Defense Electronics
Revenues
  Amount                                         $6,112.1  $5,547.0  $5,467.9
  As a percentage of GMHE Revenues                  45.2%     45.1%     47.4%
Restructuring Charge (3)                               $-    $911.8        $-
Operating Profit (Loss) (1)                        $640.7   ($493.9)   $385.7
Operating Profit (Loss) Margin (2)                  10.5%     (8.9%)     7.1%
Identifiable Assets at Year End                  $4,788.1  $4,581.7  $3,842.6
Depreciation and Amortization                      $195.4    $204.6    $229.5
Capital Expenditures                               $132.9     $99.4    $146.5


Commercial Technologies
Revenues
  Amount                                           $735.8    $836.4    $762.9
  As a percentage of GMHE Revenues                   5.5%      6.8%      6.6%
Restructuring Charge (3)                              $-     $129.9        $-
Operating Profit (Loss) (1)                          $9.9   ($184.8)   ($55.3)
Operating Profit (Loss) Margin (2)                   1.3%    (22.1%)    (7.3%)
Identifiable Assets at Year End                    $697.6  $1,234.6  $1,250.9
Depreciation and Amortization                       $46.9     $40.4     $39.5
Capital Expenditures                                $33.0     $18.6     $40.3

Corporate
Operating Loss (1)                                 ($23.3)   ($22.1)   ($25.8)
Identifiable Assets at Year End                    $136.4    $107.1     $85.7

*The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes.
Certain amounts for 1992 and 1991 have been reclassified to conform with 1993 classifications.
(1) Net Sales less Total Costs and Expenses other than Interest Expense. Data for 1993 and 1992 include the incremental ongoing effect of SFAS No. 106 amounting to $63.3 million, $7.3 million, $17.8 million, and $2.6 million in 1993 and $54.4 million, $6.3 million, $15.5 million, and $2.5 million in 1992 for the Automotive Electronics, Telecommunications and Space, Defense Electronics, and Commercial Technologies segments, respectively.
(2) Operating Profit (Loss) as a percentage of Revenues.
(3) Recorded in the second quarter of 1992.
(4) Includes expenditures related to telecommunications and other equipment amounting to $131.1 million in 1993, $101.6 million in 1992, and $88.3 million in 1991.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES


Summary Pro Forma Financial Data*

Pro Forma Selected Financial Data

(Dollars in Millions                           Years Ended December 31,
                                        --------------------------------------
 Except Per Share Amounts)                1993    1992    1991    1990    1989
                                        ------  ------  ------  ------  ------

Operating profit (loss)                 $1,460   ($194)   $800  $1,157  $1,046
Income (Loss) before income taxes and
  cumulative effect of accounting
  changes                               $1,494   ($127)   $795  $1,187  $1,136
Earnings (Loss) used for computation
  of available separate consolidated
  net income (loss)**                     $922   ($922)   $559    $726    $781
Average number of GM Class H dividend
  base shares (1)                        399.9   399.9   399.9   399.7   400.0
Stockholder's equity**                  $4,199  $3,562  $4,841  $4,598  $4,249
Dividends per share of GM Class H
  common stock                           $0.72   $0.72   $0.72   $0.72   $0.72
Working capital                         $2,165  $1,692  $1,549  $1,374  $1,316
Operating profit (loss) as a percent
  of revenues                            10.8%   (1.6%)   6.9%    9.9%    9.2%
Pre-tax income (loss) as a percent
  of revenues                            11.1%   (1.0%)   6.9%   10.1%   10.0%
Net income (loss) as a percent of
  revenues**                              6.8%   (7.5%)   4.8%    6.2%    6.9%
Return on equity**(2)                    23.7%  (21.9%)  11.9%   16.4%   19.5%
Income (Loss) before interest and taxes
  as a percent of capitalization (3)     33.1%   (1.3%)  15.3%   23.3%   24.9%
Pre-tax return on total assets (4)       13.6%   (1.2%)   8.5%   13.4%   13.7%


 *The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes.
**Includes cumulative effect of accounting changes of ($872.1) million in 1992 and $54.4 million in 1991.
(1) Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 88.6 million for 1993.
(2) Earnings (Loss) used for computation of available separate consolidated net income (loss) divided by average stockholder's equity (General Motors' equity in its wholly-owned subsidiary, GMHE). Holders of GM Class H common stock have no direct rights in the equity or assets of GMHE, but rather have rights in the equity and assets of GM (which includes 100% of the stock of GMHE).
(3) Income (Loss) before interest and taxes divided by average stockholder's equity plus average total debt.
(4) Income (Loss) before income taxes divided by average total assets.


                                    * * * * * * *